FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13A-16 OR 15D-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March, 1998


                          TURBODYNE TECHNOLOGIES INC.
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                (Translation of registrant's name into English)

      Suite 510, 1090 West Pender Street, Vancouver, BC, Canada, V6E 2N7
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                   (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                       Form 20-F  X     Form 40-F
                               -------           -------

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                            Yes           No  X
                                -------     ------

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82
                                     ---------

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TURBODYNE TECHNOLOGIES INC.
                                   ---------------------------
                                        (Registrant)

Date: MARCH 18, 1998               By:  /S/ ANDREW LEE
     --------------------              ------------------------
                                         ANDREW O.D. LEE, Secretary

                                        (Signature)*

     *Print the name and title of the signing officer under his signature

THIS IS THE FORM OF MATERIAL CHANGE REPORT REQUIRED UNDER SECTION 85(1) OF THE SECURITIES ACT.

FORM 27
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SECURITIES ACT
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MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1.   REPORTING ISSUER
          ----------------

          TURBODYNE TECHNOLOGIES INC.
          Suite 510, 1090 West Pender Street
          Vancouver, British Columbia V6E 2N7

          Telephone: 604-682-8854
          Facsimile: 604-688-8621

ITEM 2.   DATE OF MATERIAL CHANGE
          -----------------------

          March 16, 1998

ITEM 3.   PRESS RELEASE
          -------------

          March 16, 1998

ITEM 4.   SUMMARY OF MATERIAL CHANGE
          --------------------------

          Turbodyne Technologies Inc. ("Turbodyne") had named Walter F. Ware as its President and Chief Executive Officer. Mr. Edward Halimi will continue his responsibilities as Chairman of the Board of Directors.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE
          -----------------------------------

          Turbodyne had named Walter F. Ware as its President and Chief Executive Officer. Mr. Edward Halimi will continue his responsibilities as Chairman of the Board of Directors.

          "Mr. Ware's appointment is well-deserved. He has demonstrated exceptional leadership since joining Turbodyne five months ago," said Mr. Halimi, who is also the inventor of the patented Turbodyne System. "In the short time Walt has been with the company, he has led a rapid transition out of the product development stage by establishing a solid management structure with expertise in engineering, manufacturing, sales and marketing, and finance. He is also creating key customer relationships for Turbodyne, resulting in commercial orders and positioning the company for continued global expansion and profitable growth."


Page 2
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          "I am confident that Walt's extensive management experience and relationships in the industry will prove highly effective for Turbodyne's long-term growth and expansion," Mr. Halimi concluded.

          John P. Singleton, Turbodyne's Chief Financial Officer, will take on additional responsibility as Chief Operating Officer, in support of Mr. Ware in his new role. Mr. Singleton will oversee finance and treasury, administration, contracts, legal, information systems, investor relations and human resources.

          Mr. Ware joined Turbodyne last October as Chief Operating Officer and Executive Vice-President of Turbodyne, as well as President and CEO of Turbodyne Systems, Inc., a subsidiary. He will now oversee worldwide operations, including manufacturing, engineering, sales, marketing, technical services, worldwide distribution and support, and joint ventures.

          Mr. Ware has more than 30 years experience in the global automotive industry. He most recently served as Senior Vice President and Corporate Officer of Detroit Diesel Corporation, a Penske Company.
          In addition to Detroit Diesel, Mr. Ware spent more than 20 years at Allied Signal's Garrett Automotive Group, the leading global supplier of turbocharging systems. At Garrett, he held a number of senior management positions in the United States and Europe, including Chief Technical Officer and Group Vice President, North American Automotive Operations.

          Mr. Singleton joined Turbodyne's board of directors in January 1998 and was appointed Chief Financial Officer in late February, 1998. Prior to joining Turbodyne, Mr. Singleton held the position of Vice Chairman and Chief Operating Officer of Security Pacific Corporation, the fifth largest U.S. bank. His previous tenures include Vice President and General Manager at IBM's Integrated Systems Solution Corporation, Maryland National Bank, nine years in the aerospace industry, and the Federal Reserve Board in Washington, DC.

          Turbodyne is a start-up high technology company specializing in the design, development, manufacture and marketing of patented pollution reduction, fuel economy and performance enhancing technology for internal combustion engines in the automotive, transportation, construction, marine, agriculture, mining, military and power generation industries. Its light metals division is a manufacturer of precision-machined aluminum castings and a leading supplier of engineered cast aluminum products for the automotive industry.

          Offices and plants are located in Carpinteria, La Mirada, Encinitas and Woodland Hills, CA; Ensenada and Mexico City, Mexico; Northants, England; Frankfurt, Germany; Vancouver, Canada; and Paris, France.

ITEM 6.   RELIANCE ON SECTION 85(2) OF THE ACT
          ------------------------------------

          Not applicable.

ITEM 7.   OMITTED INFORMATION
          -------------------

          Not applicable.

ITEM 8.   SENIOR OFFICERS
          ---------------

          Mr. Walter F. Ware, Chief Operating Officer
          c/o Turbodyne Technologies Inc.
          21700 Oxnard Street
          Suite 1550, Warner Center
          Woodland Hills, California 91367

          Telephone: (800) 350-2031
          Facsimile: (818) 593-2284

ITEM 9.   STATEMENT OF SENIOR OFFICER
          ---------------------------

          The foregoing accurately discloses the material change referred to herein.

 MARCH 18, 1998
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Date

/S/ ANDREW LEE
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(signature)

Andrew Lee
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Name

Corporate Secretary
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Position

Vancouver, British Columbia
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Place of Declaration